SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2019

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

ORDINARY AND EXTRAORDINARY GENERAL MEETING

OF APRIL 16, 2019

Summary statement sent by the stock transfer agent

São Paulo, April 12, 2019 –  Braskem S.A. (B3: BRKM3, BRKM5 and BRKM6; NYSE: BAK; LATIBEX: XBRK), in compliance with CVM Instruction 481/09, as amended (“IN CVM 481”), informs that it received today the summary statements from Itaú Corretora de Valores S/A (“Stock Transfer Agent"), and hereby presents such statements in the form of APPENDIX I and APPENDIX II, containing the consolidated voting instructions submitted by shareholders to the custody and stock transfer agent, identifying the number of votes for, against and abstentions regarding each item of the absentee ballot.

Braskem informs that proxy votes had not been sent directly to the Company until this date and hence there is no summary voting statement to be disclosed by the Company, pursuant to article 21-T, clause II, item “b” of CVM IN CVM 481.

For more information, contact Braskem’s Investor Relations Department by calling +55 (11) 3576-9531 or sending an e-mail to braskem-ri@braskem.com.br.

APPENDIX I

ORDINARY GENERAL MEETING

OF APRIL 16, 2019

Summary statement sent by the stock transfer agent

Code of the Resolution	Description of the Resolution	Vote	Candidate's Code	Candidate's Name	Total Number of shares	Number of Shares (Common Share)	Number of Shares (Preferred Share "A")	Number of Shares (Preferred Share "B")
1	1 – Examine, discuss and vote on the Management Report and respective Management Account and Company’s Financial Statement, containing the Notes to financial statements, for the fiscal year ended December 31, 2018, along with the Reports of the Independent Auditors and of the Fiscal Council.	ABSTAIN			2,800	2,800	-	-
		APPROVE			39,840	15,800	24,040	-
2	2 – Examine, discuss and vote the Management Proposal on the allocation of the results of the fiscal year ended December 31, 2018.	ABSTAIN			2,800	2,800	-	-
		APPROVE			39,840	15,800	24,040	-
3	3 – Indication of all candidates that compose the plaque	ABSTAIN			42,640	18,600	24,040	-
4	4 – In case one of the candidates that compose the chosen plate no longer integrates it to accommodate separate election that article 161, paragraph 4th, of the Brazilian Corporation Law deals with, can the votes corresponding to your shares continue to be conferred on the chosen plate?	ABSTAIN			42,640	18,600	24,040	-
5	5 – Do you want to request the adoption for minority shareholders of common shares of the separate election of a member to the Fiscal Council, under the terms of the article 161, paragraph 4, item “a” of Brazilian Corporate Law?	ABSTAIN			1,804,849	2,800	1,802,049	-
		NO			2,867,346	-	2,867,346	-
		YES			40,652,268	15,800	40,636,468	-
6	6 – Resolve the annual and global management and Fiscal Council compensation for the 2019 fiscal year.	ABSTAIN			2,800	2,800	-	-
		YES			39,840	15,800	24,040	-
7	7 – Separate election of a member to the Fiscal Council by minority shareholders of preferred shares, pursuant to article 161, paragraph 4, item a of the Brazilian Corporation Law.	ABSTAIN	1	PATRICIA GRACINDO MARQUES DE ASSIS BENTES / MARCELO GASPARINO DA SILVA	460,304	-	460,304	-
		APPROVE	1	PATRICIA GRACINDO MARQUES DE ASSIS BENTES / MARCELO GASPARINO DA SILVA	44,770,360	15,800	44,754,560	-
		REJECT	1	PATRICIA GRACINDO MARQUES DE ASSIS BENTES / MARCELO GASPARINO DA SILVA	90,999	-	90,999	-

APPENDIX II

EXTRAORDINARY GENERAL MEETING

OF APRIL 16, 2019

Summary statement sent by the stock transfer agent

Code of the Resolution	Description of the Resolution	Vote	Candidate's Code	Candidate's Name	Total Number of shares	Number of Shares (Common Share)	Number of Shares (Preferred Share "A")	Number of Shares (Preferred Share "B")
1	1 – Resolve on the replacement of 3 sitting members and 1 alternate member of the Company’s Board of Directors, appointed by the controlling shareholder and by Petrobras, for the remaining term of office in course, which will end at the time of the Annual General Meeting that will review the managers’ accounts for the fiscal year ending on December 31, 2019. | ANA LÚCIA POÇAS ZAMBELLI (SITTING MEMBER) JULIO SOARES DE MOURA NETO (SITTING MEMBER) JOÃO PINHEIRO NOGUEIRA BATISTA (SITTING MEMBER) MARCELO ROSSINI DE OLIVEIRA (ALTERNATE MEMBER)	ABSTAIN			42,640	18,600	24,040

2

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 12, 2019
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.